

May 12, 2025

Daniel Hicklin, Ph.D.
Chief Executive Officer
Werewolf Therapeutics, Inc.
200 Talcott Avenue, 2nd Floor
Watertown, MA 02472

  Re: Werewolf Therapeutics, Inc.
    Registration Statement on Form S-3
    Filed May 8, 2025
    File No. 333-287078

Dear Daniel Hicklin Ph.D.:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Tyler Howes at 202-551-3370 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Stephanie Leopold, Esq.